Kensey Nash

55 East Uwchlan Avenue
Exton, Pennsylvania 19341

May 12, 2004

Dear Stockholder:

On behalf of the Board of Directors, I cordially invite you to a special meeting of stockholders of Kensey Nash Corporation. The special meeting will be held on Monday, June 28, 2004, beginning at 10:00 a.m., local time, at the offices of Kensey Nash Corporation, 55 East Uwchlan Avenue, Exton, Pennsylvania 19341. The formal notice of the special meeting appears on the next page.

The purpose of the special meeting is to vote on a proposal to approve the Fourth Amended and Restated Kensey Nash Corporation Employee Incentive Compensation Plan. The attached Notice of Special Meeting of Stockholders and Proxy Statement provide detailed information about this matter.

It is important that your views be represented whether or not you are able to be present at the special meeting. Please sign and date the enclosed proxy card and promptly return it to us in the postage-prepaid envelope. If you sign and return your proxy card without specifying your choice, it will be understood that you wish to have your shares voted in accordance with the recommendation of the Board of Directors contained in the Proxy Statement.

We are gratified by your continued interest in Kensey Nash Corporation and urge you to return your proxy card as soon as possible.

Sincerely,



Joseph W. Kaufmann
President and Chief Executive Officer



NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 28, 2004

To the Stockholders of
Kensey Nash Corporation:

A Special Meeting of Stockholders of Kensey Nash Corporation (the "Company") will be held at 10:00 a.m., local time, on Monday, June 28, 2004, at the offices of Kensey Nash Corporation, 55 East Uwchlan Avenue, Exton, Pennsylvania 19341, for the following purposes:

(1) To consider and approve the Fourth Amended and Restated Kensey Nash Corporation Employee Incentive Compensation Plan, which amends the plan to increase the number of options available for grant under the plan from 3,200,000 to 4,050,000 and to prohibit the repricing of options granted under the plan;

(2) To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on April 30, 2004 as the record date for determining stockholders entitled to notice of, and to vote at, the meeting.

By Order of the Board of Directors,

Joseph W. Kaufmann
President and Secretary

Exton, Pennsylvania
May 12, 2004

All stockholders are urged to attend the meeting in person or by proxy. Whether or not you expect to be present at the meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope furnished for that purpose.

Kensey Nash Corporation
55 East Uwchlan Avenue
Exton, Pennsylvania 19341
(610) 524-0188

PROXY STATEMENT

The accompanying proxy is solicited by the Board of Directors of Kensey Nash Corporation, a Delaware corporation (the "Company"), for use at its Special Meeting of Stockholders (the "Special Meeting") to be held at 10:00 a.m., local time, Monday, June 28, 2004, at the offices of Kensey Nash Corporation, 55 East Uwchlan Avenue, Exton, Pennsylvania 19341, and any adjournments or postponements thereof. This Proxy Statement and the accompanying form of proxy are being mailed to stockholders on or about May 12, 2004.

Voting Securities — The Board of Directors has fixed the close of business on April 30, 2004, as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. As of the Record Date, the Company had outstanding 11,471,746 shares of its Common Stock. Each of the outstanding shares of Common Stock is entitled to one vote on all matters to come before the Special Meeting.

Proxies — Joseph W. Kaufmann and Douglas G. Evans, the persons named as proxies on the proxy card accompanying this Proxy Statement, were selected by the Board of Directors of the Company to serve in such capacity. Messrs. Kaufmann and Evans are officers and directors of the Company. Each executed and returned proxy will be voted in accordance with the direction indicated thereon, or if no direction is indicated, such proxy will be voted in accordance with the recommendation of the Board of Directors contained in this Proxy Statement. Each stockholder giving a proxy has the power to revoke it at any time before the shares it represents are voted. Revocation of a proxy is effective upon receipt by the Secretary of the Company of either (1) an instrument revoking the proxy, or (2) a duly executed proxy bearing a later date. Additionally, a stockholder may change or revoke a previously executed proxy by voting in person at the Special Meeting, but attendance at the Special Meeting will not by itself revoke a proxy.

Quorum — The required quorum for the transaction of business at the Special Meeting will be a majority of the outstanding shares of Common Stock entitled to vote on the Record Date.

Required Vote — A majority of the votes of the shares present in person or represented by proxy and entitled to vote is required to approve the Fourth Amended and Restated Kensey Nash Corporation Employee Incentive Compensation Plan (the "Employee Plan"). Abstentions will have the same effect as votes against this proposal.

Broker Non-Votes — Under the rules of the National Association of Securities Dealers, Inc., member brokers generally may not vote shares held by them in street name for customers unless they are permitted to do so under the rules of any national securities exchange of which they are a member. Under the rules of the New York Stock Exchange, Inc. ("NYSE"), member brokers who hold shares in street name for customers have the authority to vote on certain "routine" items in the event that they have not received instructions from beneficial owners. When a proposal is not a "routine" matter and a brokerage firm has not received voting instructions from the beneficial holder of the shares with respect to that proposal, the brokerage firm may not vote the shares for that proposal. This is called a "broker non-vote." The approval of the Employee Plan is not considered a "routine" matter. As a result, NYSE member brokers who do not receive instructions from their customers will not be entitled to vote on the proposal to approve the Employee Plan and will have no effect on the voting on this proposal. Broker non-votes will, however, be included for purposes of determining whether a quorum is present at the Special Meeting.

Stockholder List — A list of stockholders entitled to vote at the Special Meeting, arranged in alphabetical order, showing the address and number of shares registered in the name of each stockholder, will be open to the examination of any stockholder for any purpose germane to the Special Meeting during ordinary business hours commencing May 10, 2004, and continuing through the date of the Special Meeting at the offices of the Company, 55 East Uwchlan Avenue, Exton, Pennsylvania 19341.

PROPOSAL 1
APPROVAL OF THE AMENDED AND RESTATED EMPLOYEE PLAN

The Company's Board of Directors has adopted, and proposes that the Company's stockholders approve, the Fourth Amended and Restated Employee Plan (the "Amended and Restated Employee Plan") to (1) provide for an increase in the number of shares of the Company's Common Stock authorized for issuance under the Employee Plan by 850,000 shares to 4,050,000 shares, and (2) prohibit the repricing of stock options. If the Amended and Restated Employee Plan is approved, all other terms of the Employee Plan will be unaffected. It is contemplated that a substantial portion of the future awards under the Amended and Restated Employee Plan, particularly for executive officers, will be made in the form of restricted stock, rather than stock options as has been the Company's previous practice.

A proposal to approve a Fourth Amended and Restated Employee Plan was previously submitted for stockholder approval at the Company's Annual Meeting of Stockholders held on December 3, 2003. This prior proposal would have increased the number of shares authorized for issuance under the Employee Plan by 1,000,000, while the current proposal will, if approved, increase the number of shares authorized for issuance by 850,000. The prior proposal failed to receive the requisite number of affirmative votes for passage. The Company's Board of Directors continues to believe, however, that the Amended and Restated Employee Plan is in the best interests of the Company and its stockholders for the reasons discussed below.

The Board of Directors desires to maintain the Employee Plan and provide the Employee Plan with additional shares because it believes that the well recognized benefits of incentive compensation plans outweigh any burden on, or dilution of, the Company's stockholders attendant to the award of stock options, shares of restricted stock or other types of awards, and include (1) attraction and retention of key employees; (2) the encouragement of the acquisition by key employees of a proprietary interest in the Company; (3) the ability to fashion attractive incentive awards based upon the performance of the Company and the price for its Common Stock; and (4) better alignment of the interests of directors, officers, employees and consultants with the interests of the Company's stockholders.

The Board of Directors recommends that the stockholders vote in favor of the Amended and Restated Employee Plan.

Background

Effective April 1, 1995, the Board of Directors adopted the Employee Plan pursuant to which 900,000 shares of Common Stock were authorized to be issued on the terms set forth in the Employee Plan. On December 4, 1996, August 28, 1998 and October 19, 2000, the Company's Board of Directors proposed, and the stockholders subsequently approved at an annual meeting, to reserve an additional 300,000, 1,000,000 and 1,000,000 shares of Common Stock, respectively, for issuance under the Employee Plan. The most recent increase approved by stockholders of the Company increased the total number of shares authorized for issuance under the Employee Plan to 3,200,000 shares.

As of April 30, 2004, options to purchase a total of 1,921,665 shares of the Company's common stock, at a weighted average exercise price of $12.88, were outstanding, and options to purchase a total of 1,266,753 shares of the Company's Common Stock had previously been exercised under the Employee Plan. As a result, only 11,582 shares remained available for new awards under the Employee Plan. Consequently, the Board of Directors adopted the Amended and Restated Employee Plan (subject to stockholder approval) to authorize an additional 850,000 shares of the Company's Common Stock, representing approximately 7.4% of the shares of the Company's Common Stock outstanding as of April 30 2004, for awards under the Employee Plan. The Compensation Committee of the Company's Board of Directors (the "Compensation Committee") intends to cause the Company to issue awards to the Company's executive officers and other employees immediately following approval of the Amended and Restated Employee Plan at the Special Meeting. The Compensation Committee has not yet made any stock option or other equity awards to the Company's executive officers in fiscal 2004 due to the limited number of shares currently available under the Third Amended and Restated Kensey Nash Corporation Employee Incentive Compensation Plan.

Stockholder approval of the Amended and Restated Employee Plan is sought to continue (1) to meet the requirements of the NASDAQ National Market, (2) to qualify certain compensation under the Employee Plan as performance-based compensation that is tax deductible without limitation under Section 162(m) of the Internal Revenue Code of 1986 (the "Code") and (3) to qualify certain stock options granted under the Employee Plan as incentive stock options. Furthermore, Section 13.1 of the Employee Plan provides that no amendment to the Employee Plan shall be made without the approval of the Company's stockholders to the extent such approval is required by law or agreement.

Terms of the Amended and Restated Employee Plan

The following brief summary of certain features of the Amended and Restated Employee Plan is qualified in its entirety by reference to the full text of the Amended and Restated Employee Plan, copies of which will be furnished by the Company without charge upon written request.

Types of Awards Available Under the Amended and Restated Employee Plan. The Amended and Restated Employee Plan is a flexible plan that provides the Compensation Committee broad discretion to fashion the terms of the awards to provide eligible recipients with such stock-based and performance-related incentives as the Compensation Committee deems appropriate. The Amended and Restated Employee Plan permits the issuance of awards in a variety of forms, including (1) nonqualified and incentive stock options for the purchase of Common Stock, (2) stock appreciation rights, (3) restricted stock, (4) deferred stock, (5) bonus stock and awards in lieu of obligations, (6) dividend equivalents, (7) other stock-based awards, (8) performance awards and (9) cash incentive awards.

Eligibility. The persons eligible to participate in the Amended and Restated Employee Plan are directors, officers, employees and consultants of the Company or any subsidiary of the Company who, in the opinion of the Compensation Committee, contribute to the growth and success of the Company or its subsidiaries. The purpose of the Amended and Restated Employee Plan is to promote the overall financial objectives of the Company and its stockholders by motivating eligible participants to achieve long-term growth in stockholder equity in the Company and to retain the association of these individuals. As of April 30, 2004, the Company had six non-employee directors, four executive officers, approximately 274 other employees and five consultants eligible to participate in the Amended and Restated Employee Plan.

Release of Shares. At the discretion of the Compensation Committee, shares of Common Stock subject to an award under the Amended and Restated Employee Plan that remain unissued upon termination of such award, are forfeited or are received by the Company as consideration for the exercise or payment of an award, the shares otherwise subject to the award may again be available for grant by the Compensation Committee. In the event of a stock dividend, stock split, recapitalization, sale of substantially all of the assets of the Company, reorganization or other similar event, the Compensation Committee will make appropriate adjustments to the aggregate number of shares of Common Stock subject to the Amended and Restated Employee Plan and the number, class and price of shares subject to outstanding awards.

Stock Options. Stock options granted under the Amended and Restated Employee Plan may be either incentive stock options qualified under Section 422 of the Code ("ISOs") or non-qualified stock options ("NQSOs"). The exercise period for any stock option granted under the Amended and Restated Employee Plan will be determined by the Compensation Committee, provided that no stock option shall be exercisable more than 10 years after the date such stock option is granted or 5 years from the date of grant in the case of an ISO granted to a 10% or more stockholder of the Company. The exercise price for options granted under the Amended and Restated Employee Plan will be determined by the Compensation Committee, provided that the option price per share may not be less than the fair market value per share on the date the stock option is granted. If an option is intended to qualify as an ISO that is to be granted to a party that is a 10% or more stockholder of the Company, the exercise price per share may not be less than 110% of the fair market value per share of the Company's Common Stock on the grant date. The exercise price of an option may be paid (i) in cash, (ii) by delivering Common Stock of the Company already owned by the recipient for a period of 6 months prior to such payment and having a fair market value on the date of delivery equal to the exercise price, or (iii) in such other manners as provided in the Amended and Restated Employee Plan. In addition, the Compensation Committee may, in its discretion, authorize the Company to (1) lend to a recipient a portion of the exercise price of an option, or (2) guarantee a loan obtained by a recipient on a full recourse basis from a third-party for the purpose of paying the exercise price. No such loan or guarantee shall exceed 24 months or obligate the Company for an amount to exceed the lesser of the aggregate fair market value per share of the Common Stock on the date of exercise of the option, less the par value of the shares of Common Stock to be purchased upon exercise of the stock option, or an amount permitted under applicable laws or the regulations, the rules of the Federal Reserve Board and any other governmental agency having jurisdiction. Under the Sarbanes-Oxley Act of 2002, the Company may no longer make any such loan to an executive officer or director of the Company.

Stock Appreciation Rights. Stock appreciation rights may be granted alone or in conjunction with a stock option grant. If a stock appreciation right is granted in conjunction with a stock option, the term of the stock appreciation right shall be the same as the term of the corresponding stock option. Upon the exercise of a stock appreciation right granted in conjunction with a stock option grant, a recipient shall be entitled to receive an amount in cash, shares of the Company's Common Stock or both as determined by the Compensation Committee and equal in value to the excess of the fair market value per share of Common Stock over the option price per share of Common Stock, multiplied by the number of shares in respect of which the stock appreciation right is exercised. The Compensation Committee shall establish such terms applicable to stock appreciation rights granted on a stand-alone basis. The Amended and Restated Employee Plan sets forth additional rules applicable to recipients who are actually or potentially subject to Section 16(b) of the Securities Exchange Act of 1934. Stock appreciation rights granted in conjunction with an ISO may not be exercisable unless the fair market value of the Common Stock on the date of exercise exceeds the option exercise price.

Restricted Stock and Deferred Stock. Shares of restricted stock and deferred stock (a right to receive shares of the Company's Common Stock at the end of a specified period) may be granted alone or in conjunction with a stock option grant. The Compensation committee will determine the terms of restricted or deferred stock grants, including conditioning a grant on the achievement of performance goals by the recipient or the Company and making the shares of restricted or deferred stock subject to forfeiture. During the restricted period or the deferral period, as applicable, set by the Compensation Committee, the recipient will not be permitted to sell, assign, transfer, pledge or otherwise encumber any interest in the shares of restricted or deferred stock. With respect to restricted stock, during the restricted period, the recipient will have all other rights of a stockholder of the Company.

Bonus Stock and Awards in Lieu of Obligations. Subject to limitations described in the Amended and Restated Employee Plan, the Compensation Committee is authorized to grant shares of the Company's Common Stock as a bonus, or to grant shares of Common Stock or other awards in lieu of obligations of the Company to pay cash or deliver other property.

Dividend Equivalents. The Compensation Committee is authorized to grant dividend equivalents, entitling the recipient to receive cash, Common Stock, other types of awards or other property equal in value to dividends paid with respect to a specified number of shares of the Company's Common Stock.

Other Stock-Based Awards. The Compensation Committee is authorized, subject to limitations imposed by applicable law, to grant such other types of awards that may be denominated or payable in, or valued in whole or in part based on the value of, the Company's Common Stock, as determined by the Compensation Committee to be consistent with the purposes of the Amended and Restated Employee Plan. These types of awards may include convertible or exchangeable debt securities, other rights convertible or exchangeable into the Company's Common Stock, purchase rights for Common Stock, awards with value and payment contingent upon the performance of the Company and other similar types of awards. The Compensation Committee will determine the terms and conditions for all such awards.

Performance Awards and Cash Incentive Awards. The Compensation Committee is authorized to condition any type of award or cash payment on the performance of the Company utilizing business criteria or other measures of performance it deems appropriate. The Committee will utilize one or more of the following business criteria for the Company in establishing performance goals for a performance award: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly-available index such as, but not limited to, the Standard & Poor's 500 or the NASDAQ-U.S. Index; (3) net income; (4) pre-tax earnings; (5) earnings before interest expense, taxes, depreciation and amortization (EBITDA); (6) pre-tax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating income before payment of executive bonuses; and (13) working capital.

Change in Control Provisions. In the event of a Change in Control (as defined in the Amended and Restated Employee Plan): (1) any stock appreciation rights and stock options outstanding as of the date of such Change in Control and not then-exercisable shall become fully exercisable to the full extent of the original award; (2) the restrictions and deferral limitations applicable to restricted stock, deferral stock or other awards shall lapse and such awards shall become free of all restrictions and become fully-vested and transferable to the full extent of the original award; and (3) the performance goals and other conditions with respect to any outstanding performance award or cash incentive award shall be deemed to have been satisfied in full, and such award shall be fully distributable, if and to the extent provided by the Compensation Committee, notwithstanding that the award may not be fully deductible to the Company under Section 162(m) of the Code. In addition, unless the Compensation Committee shall provide otherwise, any award of any recipient who is an officer or director of the Company for which the grant date is less than six months prior to the Change in Control, shall be cancelled in exchange for a cash payment to the recipient at the time of such recipient's termination of employment, equal to the amount that the Change in Control Price (as defined in the Amended and Restated Employee Plan) per share of Common Stock of the Company shall exceed the amount which the recipient must pay to exercise the award per share of Common Stock, multiplied by the number of shares of Common Stock granted under the award, plus interest.

Amendments; Prohibitions. The Board of Directors or the Compensation Committee may amend, alter or discontinue the Amended and Restated Employee Plan or an award (either prospectively or retroactively) at any time, other than an amendment, alteration or discontinuation that would impair the rights of a recipient of an award under the Amended and Restated Employee Plan without the recipient's consent. However, no amendment or alteration of the Amended and Restated Employee Plan will be made without the approval of the Company's stockholders to the extent such approval is required by law or applicable listing standards. In addition, neither the Board of Directors nor the Compensation Committee will be permitted to (i) amend an option to reduce its exercise price, (ii) cancel an option and regrant an option with a lower exercise price than the original exercise price of the cancelled option, or (iii) take any other action (whether in the form of an amendment, cancellation or replacement grant) that has the effect of repricing an option.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of the U.S. federal income tax consequences associated with stock options, stock appreciation rights, stock awards and other awards granted under the Amended and Restated Employee Plan. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences.

Nonqualified Stock Options

Participant. Generally, a participant receiving a nonqualified stock option does not realize any taxable income for federal income tax purposes at the time of grant. Upon exercise of such option, the excess of the fair market value of the shares of common stock subject to the nonqualified stock option on the date of exercise over the exercise price will generally be taxable to the participant as ordinary income. The participant will have a capital gain (or loss) upon the subsequent sale of the shares of common stock received upon exercise of the option in an amount equal to the sale price reduced by the fair market value of the shares of common stock on the date the option was exercised. The holding period for purposes of determining whether the capital gain (or loss) is a long-term or short-term capital gain (or loss) will generally commence on the date the nonqualified stock option is exercised.

If the Participant Uses Common Stock to Pay the Option Exercise Price. If the participant who exercises a nonqualified stock option pays the exercise price by tendering shares of Common Stock of the Company and receives back a larger number of shares, the participant will realize taxable income in an amount equal to the fair market value of the additional shares received on the date of exercise, less any cash paid in addition to the shares tendered. Upon a subsequent sale of the Common Stock, the number of shares equal to number delivered as payment of the exercise price will have a tax-basis equal to that of the shares originally tendered. The additional newly acquired shares obtained upon exercise of the nonqualified stock option will have a tax basis equal to the fair market value of such shares on the date of exercise.

The Company. The Company generally will be entitled to a tax deduction in the same amount and in the same year in which the participant recognizes ordinary income resulting from the exercise of a nonqualified stock option.

Incentive Stock Options

Participant. Generally, a participant will not realize any taxable income for Federal income tax purposes at the time an ISO is granted. Upon exercise of the ISO, the participant will generally incur no income tax liability (other than pursuant to the alternative minimum tax, if applicable), unless the participant has left the Company's employ more than three months before exercising the option. If the participant transfers shares of Common Stock received upon the exercise of an incentive stock option within a period of two years from the date of grant of such incentive stock option or one year from the date of receipt of the shares of common stock (the "Holding Period"), then, in general, the participant will have taxable ordinary income in the year in which the transfer occurs in an amount equal to the excess of the fair market value on the date of exercise over the exercise price. However, if the sale price is less than the fair market value of such shares on the date of exercise, the ordinary income will not be more than the difference between the sale price and the exercise price. The participant will have long-term or short-term capital gain (or loss) in an amount equal to the amount by which the amount received for such common stock exceeds (or is less than) the participant's tax basis in the common stock as increased by the amount of any ordinary income recognized as a result of the disqualifying disposition, if any. If the participant transfers the shares of common stock after the expiration of the Holding Period, he or she will recognize capital gain (or loss) equal to the difference between the sale price and the exercise price.

If the Participant Uses Common Stock to Pay the Option Exercise Price. If a participant who exercises an incentive stock option pays the option exercise price by tendering shares of Common Stock, such participant will generally incur no income tax liability (other than pursuant to the alternative minimum tax, if applicable), provided any Holding Period requirement for the tendered shares is met. If the tendered stock was subject to the Holding Period requirement when tendered (i.e., had not been held for the entire Holding Period), payment of the exercise price with such stock constitutes a disqualifying disposition. If the participant pays the exercise price by tendering Common Stock and the participant receives back a larger number of shares, under proposed Treasury regulations, the participant's basis in the number of shares of newly acquired stock equal to the number of shares delivered as payment of the exercise price will have a tax basis equal to that of the shares originally tendered, increased, if applicable, by an amount included in the participant's gross income as compensation. The additional newly acquired shares upon exercise of the option will have a tax basis of zero. All stock acquired upon exercise will be subject to the Holding Period requirement, including the number of shares equal to the number tendered to pay the exercise price. Any disqualifying disposition will be deemed to be a disposition of stock with the lowest basis.

The Company. The Company will not be entitled to a tax deduction upon grant, exercise or subsequent transfer of shares of common stock acquired upon exercise of an incentive stock option, provided that the participant holds the shares received upon the exercise of such option for the Holding Period. If the participant transfers the common stock acquired upon the exercise of an incentive stock option prior to the end of the Holding Period, the Company will generally be entitled to a deduction at the time the participant recognizes ordinary income in an amount equal to the amount of ordinary income recognized by such participant as a result of such transfer.

Stock Appreciation Rights

Participant. Generally, a participant receiving a stock appreciation right does not realize any taxable income for Federal income tax purposes at the time of grant. Upon the exercise of a stock appreciation right, the participant will generally recognize ordinary income in an amount equal to the amount of cash or the fair market value of the Common Stock distributed to the participant. The participant will have a capital gain (or loss) upon a subsequent sale of shares of common stock received in an amount equal to the sale price reduced by the fair market value of the shares of common stock on the date the stock appreciation right was exercised. The holding period for purposes of determining whether the capital gain (or loss) is a long-term or short-term capital gain (or loss) will generally commence on the date the stock appreciation right is exercised.

The Company. The Company generally will be entitled to a tax deduction in the same amount and in the same year in which the participant recognizes ordinary income resulting from the exercise of stock appreciation rights.

Stock Awards

Participant. Generally, a participant receiving a stock award will recognize taxable income at the time of grant of a stock award of unrestricted shares. The taxable income will be equal to the excess of the fair market value of the unrestricted shares on the grant date over any amount the participant pays for the unrestricted shares. Generally, a participant will not recognize taxable income at the time of grant of a stock award of restricted shares. However, a participant may make an election under section 83(b) of the Code (Section 83(b)) to be taxed at the time of the stock award. If a participant does not elect under Section 83(b) to recognize income at the time of the stock award, the participant will recognize taxable income at the time of vesting. The taxable income will be equal to the excess of the fair market value of the restricted shares at the time the shares vest over any amount the participant paid for the restricted shares. A participant may elect under Section 83(b) to include as ordinary income in the year of the stock award an amount equal to the excess of the fair market value of the shares on the transfer date over any purchase price paid for the shares. The fair market value of the shares will be determined as if the shares were not subject to forfeiture. If a participant makes the Section 83(b) election, the participant will not recognize any additional income when the shares vest. Any appreciation in the value of the restricted shares after the award is not taxed as compensation, but instead as a capital gain when the restricted shares are sold or transferred. If the participant makes a Section 83(b) election and the restricted shares are later forfeited, the participant is not entitled to a tax deduction or a refund of the tax already paid. The Section 83(b) election must be filed with the IRS within 30 days following the date the shares are awarded to a participant. The 83(b) election generally is not revocable and cannot be made after the 30-day period has expired. Dividends received on restricted shares subject to a Section 83(b) election are taxed as dividends instead of compensation.

The Company. The Company generally will be entitled to an income tax deduction equal to the amount of ordinary income a participant recognizes in connection with a stock award. The deduction will generally be allowed for the taxable year in which the participant recognizes such ordinary income.

Other Awards

Participant. With respect to awards granted under the Amended and Restated Employee Plan that result in the payment or issuance of cash or shares of Common Stock or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of shares or other property received. Thus, deferral of the time of payment or issuance will generally result in the deferral of the time the participant will be liable for income taxes with respect to such payment or issuance. With respect to awards involving the issuance of shares of Common Stock or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the first time the shares or other property becomes transferable or not subject to a substantial risk of forfeiture, whichever occurs earlier. A participant may make a Section 83(b) election and be taxed at the time of receipt of shares or other property rather than upon the lapse of restrictions on transferability or the substantial risk of forfeiture, but if the participant subsequently forfeits such shares or property the participant would not be entitled to any tax deduction, including a capital loss, for the value of the shares or property on which he previously paid tax. The participant must file such election with the Internal Revenue Service within 30 days after the receipt of the shares or other property.

The Company. The Company generally will be entitled to a deduction in an amount equal to the ordinary income received by the participant. The deduction will generally be allowed for the taxable year in which the participant recognizes such ordinary income.

Section 162(m)

Section 162(m) of the Code ("Section 162(m)"), provides that any compensation paid to a "covered employee" within the meaning of Section 162(m) which is in excess of $1,000,000 cannot be deducted by the Company for Federal income tax purposes unless, in general, (1) such compensation constitutes "qualified performance-based compensation" satisfying the requirements of Section 162(m) and (2) the plan or agreement providing for such performance-based compensation has been approved by stockholders.

Parachute Payments

In the event any payments or rights accruing to a participant upon a Change in Control, or any payments awarded under the Amended and Restated Employee Plan, constitute "parachute payments" under Section 280G of the Code, depending upon the amount of such payments accruing and the other income of the participant of the Company, the participant may be subject to an excise tax (in addition to ordinary income tax) and the Company may be disallowed a deduction for the amount of the actual payment.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table sets forth, as of April 30, 2004, certain information with respect to the beneficial ownership of the Company's Common Stock by (1) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (2) each Company director, (3) each of the Named Executive Officers (as defined below) and (4) all Company executive officers and directors as a group. Unless otherwise indicated, each person or group has sole dispositive and voting power with respect to the shares shown below as beneficially owned by such person.

Names and Address	Amount and Nature of Beneficial Ownership	Percent of Class
Joseph W. Kaufmann (1)	877,667	7.2%
FMR Corp. (2)	802,500	7.0
William Blair & Company, L.L.C. (3)	762,735	6.7
U.S. Trust Corporation (4)	672,300	5.9
Kenneth R. Kensey, M.D. (5)	591,000	5.2
Douglas G. Evans, P.E. (6)	531,856	4.5
John E. Nash, P.E. (7)	487,500	4.3
Walter R. Maupay, Jr. (8)	83,334	*
Robert J. Bobb (9)	60,334	*
Wendy F. DiCicco, CPA (10)	50,525	*
Harold N. Chefitz (11)	42,834	*
Steven J. Lee (12)	25,334	*
C. McCollister Evarts, M.D (13).	25,334	*
Kim D. Rosenberg (14)..	7,001	*
All Executive Officers and Directors as a group (10 persons)	2,191,719	17.0%

_____

* Denotes less than one percent.

(1) Includes 140,000 shares subject to prepaid variable equity forward sales contracts with UBS Warburg and 711,834 shares issuable upon exercise of options within 60 days of April 30, 2004.

(2) FMR Corp. is a parent holding company of Fidelity Management & Research Company, the address of which is 82 Devonshire Street, Boston, MA 02109. FMR Corp. has sole voting power with respect to 141,200 of the shares shown as beneficially owned by it and sole dispositive power with respect to all of the shares. This information was obtained from a Schedule 13G filed with the SEC on February 17, 2004.

(3) The principal place of business for William Blair & Company, L.L.C. is 222 West Adams Street, Chicago, Illinois 60606. This information was obtained from a Schedule 13G filed with the SEC on February 6, 2004.

(4) U.S. Trust Corporation and its affiliate United States Trust Company of New York have sole voting power with respect to 416,800 of the shares shown as beneficially owned by them, shared voting power with respect to 211,000 of the shares shown as beneficially owned by them and shared dispositive power with respect to all of the shares shown as beneficially owned by U.S. Trust Corporation. The principal place of business for both reporting persons is 114 W. 47th Street, New York 10036. This information was obtained from a Schedule 13G filed with the SEC on February 17, 2004.

(5) Represents shares held by the Kenneth R. Kensey Revocable Trust, of which Kenneth R. Kensey and Harland W. Johnson are trustees. Dr. Kensey has voting and dispositive power with respect to the shares held by the trust. The principal place of business for Dr. Kensey is c/o Rheologics, Inc., 15 East Uwchlan Ave., Suite 414, Exton, Pennsylvania 19341.

(6) Includes 62,606 shares held by the Douglas G. Evans Revocable Trust, 1,050 shares held indirectly by his minor children and 468,200 shares issuable upon exercise of options within 60 days of April 30, 2004.

(7) Includes 482,500 shares held by the John E. Nash Revocable Trust and 5,000 shares issuable upon exercise of options within 60 days of April 30, 2004.

(8) Includes 58,334 shares issuable upon exercise of options within 60 days of April 30, 2004 and 2,000 restrictive shares held in escrow by the Company subject to performance vesting criteria.

(9) Includes 58,334 shares issuable upon exercise of options within 60 days of April 30, 2004 and 2,000 restrictive shares held in escrow by the Company subject to performance vesting criteria.

(10) Includes 50,525 shares issuable upon exercise of options within 60 days of April 30, 2004.

(11) Includes 33,334 shares issuable upon exercise of options within 60 days of April 30, 2004 and 2,000 restrictive shares held in escrow by the Company subject to performance vesting criteria.

(12) Includes 18,334 shares issuable upon exercise of options within 60 days of April 30, 2004 and 2,000 restrictive shares held in escrow by the Company subject to performance vesting criteria.

(13) Includes 23,334 shares issuable upon exercise of options within 60 days of April 30, 2004 and 2,000 restrictive shares held in escrow by the Company subject to performance vesting criteria.

(14) Includes 5,001 shares issuable upon exercise of options within 60 days of April 30, 2004 and 2,000 restrictive shares held in escrow by the Company subject to performance vesting criteria.

EXECUTIVE COMPENSATION

The table below contains information with respect to the compensation paid and awarded by the Company for services rendered during the fiscal years ended June 30, 2003, 2002 and 2001 to its chief executive officer and the only three other executive officers of the Company (each, a "Named Executive Officer").

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Annual Compensation		Long Term Compensation Awards	All Other Compensation ($) (7)
		Salary ($)	Bonus ($)	Securities Underlying Options (#)	
Joseph W. Kaufmann President, Chief Executive Officer, Secretary and Director	2003	$ 280,750	$ 178,141	—	$1,528
	2002	$ 250,000	— (3)	55,000 (5)	—
	2001	$ 237,500	— (4)	168,500	—
Douglas G. Evans, P.E. Chief Operating Officer, Assistant Secretary and Director	2003	$ 227,000	$ 142,514	—	$2,713
	2002	$ 200,000	— (3)	45,000 (5)	$2,250
	2001	$ 190,000	— (4)	133,200	$1,750
Wendy F. DiCicco, CPA Chief Financial Officer	2003	$ 148,752	$ 42,000	—	$2,243
	2002	$ 127,282	— (3)	15,000 (5)	$1,896
	2001	$ 114,670 (1)	— (4)	15,525	$1,557
John E. Nash, P.E. Vice President of New Technologies	2003	$ 100,000	$ 35,000	15,000 (6)	$1,798
	2002	$ 100,000	—	—	$1,292
	2001	$ 97,280 (2)	—	—	$1,039

_____

(1) The Company's short-term disability insurance carrier paid $9,390 of Ms. DiCicco's salary.
(2) The Company's short-term disability insurance carrier paid $19,176 of Mr. Nash's salary.
(3) Each of Mr. Kaufmann, Mr. Evans and Ms. DiCicco elected not to receive a cash bonus under the Company's bonus plan.
(4) Each of Mr. Kaufmann, Mr. Evans, and Ms. DiCicco elected to receive options to purchase 98,500, 80,000, and 8,625 shares of the Company's Common Stock, respectively, in lieu of a cash bonus under the Company's bonus plan.
(5) Granted July 10, 2002.
(6) Granted March 11, 2003.
(7) Represents the Company's matching cash contribution paid and/or accrued under the Company's 401(k) Plan.

Option Grants in Fiscal 2003 — The following table provides information on grants of stock options for fiscal 2003 to the Named Executive Officers pursuant to the Employee Plan. The Company did not award any stock appreciation rights during fiscal 2003.

OPTION GRANTS IN FISCAL 2003

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2) | |
Name	Number of Securities Underlying Options Granted (#) (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Joseph W. Kaufmann	—	—	—	—	—	—
Douglas G. Evans, P.E.	—	—	—	—	—	—
Wendy F. DiCicco, CPA..................	—	—	—	—	—	—
John E. Nash, P.E.	15,000	16.4%	$18.17	3/11/13	$171,405	$434,375

(1) These options will vest in three equal annual installments beginning on March 11, 2003.

(2) Potential realizable value is presented net of the option exercise price but before any federal or state income taxes associated with exercise. These amounts represent certain assumed rates of appreciation prescribed by the SEC. Actual gains are dependent on the future performance of the common stock and the option holder's continued employment over the vesting period. The potential realizable value does not reflect the Company's prediction of its stock price performance. The amounts reflected in the table may not be achieved.

Aggregated Option Exercises in Fiscal 2003 and Year-End 2003 Option Values — The following table provides information regarding the Named Executive Officers' option exercises during fiscal 2003 and unexercised options held at June 30, 2003.

AGGREGATED OPTION EXERCISES IN FISCAL 2003 AND YEAR-END 2003 OPTION VALUES

| | Shares Acquired On Exercise | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year-End 2003(#) | | Value of Unexercised In-The-Money Options at Fiscal Year-End 2003($)(1) | |
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph W. Kaufmann	281,000	$3,755,828	653,500	95,000	$9,509,426	$1,074,684
Douglas G. Evans, P.E.	110,000	$1,525,757	478,800	79,400	$6,945,184	$902,068
Wendy F. DiCicco, CPA	17,000	$208,917	49,225	22,300	$679,625	$253,628
John E. Nash, P.E.	—	—	—	15,000	—	$111,750

(1) The value per option is calculated by subtracting the exercise price from the closing price per share of the Common Stock on the NASDAQ National Market on June 30, 2003, which was $25.62.

Employment Agreements — Mr. Kaufmann is a party to a three-year Employment Agreement with the Company dated as of July 1, 2001 that expires in July 2004 and provides for a minimum annual base salary of $250,000. Mr. Evans is a party to a three-year Employment Agreement with the Company dated as of July 1, 2001 that expires in July 2004 and provides for a minimum annual base salary of $200,000. Ms. DiCicco is a party to a two-year Employment Agreement with the Company dated as of October 1, 2003 that expires in October 2005 and provides for a minimum annual base salary of $165,000. Each of these employment agreements provides that the officer's salary is subject to annual increases as determined by the Company's Board of Directors and provides that an annual bonus may be paid at the discretion of the Board of Directors. The Board of Directors increased Mr. Kaufmann's salary to $290,000 effective October 1, 2002 and Mr. Evans' salary to $250,000 effective October 1, 2003. The agreements restrict each of Messrs. Kaufmann and Evans and Ms. DiCicco from competing with the Company during the term of the agreement and for 12 months after termination of his or her employment with the Company. At the Board of Directors meeting on April 27, 2004, the Board of Directors agreed to enter into new Employment Agreements with Messrs. Kaufmann and Evans which will be dated June 1, 2004 and will expire June 1, 2007.

Each of Messrs. Kaufmann and Evans and Ms. DiCicco is also a party to a Termination and Change in Control Agreement with the Company. Pursuant to the Termination and Change in Control Agreement, if, following a Change in Control (as defined therein), the Company terminates, other than for cause, any of Messrs. Kaufmann or Evans or Ms. DiCicco, he or she will be entitled to receive, among other things, severance pay equal to his or her base salary for a period of two years. Following a Change in Control, all unvested options granted to each of Messrs. Kaufmann and Evans and Ms. DiCicco will immediately become vested. Under their respective Employment Agreement, upon a Change of Control, each of Messrs. Kaufmann and Evans and Ms. DiCicco would be entitled to received an additional payment, net of taxes, to compensate for any excise tax imposed on these and other payments if they are determined to be excess parachute payments under the Code.

Equity Compensation Plan Information

As of June 30, 2003, the Company maintained the Employee Plan and the Directors' Plan, each of which was approved by the Company's stockholders. The following table provides information, as of June 30, 2003, about the securities authorized for issuance under these equity compensation plans. It does not reflect the increase in the number of shares available for grant under the Amended and Restated Employee Plan being considered for approval at the Special Meeting.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,342,325	$ 12.68	216,193
Equity compensation plans not approved by security holders	-----------	-----------	----------

MISCELLANEOUS AND OTHER MATTERS

Solicitation — The cost of this proxy solicitation will be borne by the Company. The Company may request banks, brokers, fiduciaries, custodians, nominees and certain other record holders to send proxies, proxy statements and other materials to their principals. Such banks, brokers, fiduciaries, custodians, nominees and other record holders will be reimbursed by the Company for their reasonable out-of-pocket expenses of solicitation. The Company does not anticipate that costs and expenses incurred in connection with this proxy solicitation will exceed an amount normally expended for a proxy solicitation for an election of directors in the absence of a contest.

Proposals of Stockholders — Proposals of stockholders for the 2004 Annual Meeting of Stockholders will not be included in the proxy statement for, or considered at, that annual meeting unless the proposal is proper for inclusion in the proxy statement and for consideration and is received by the Secretary of the Company at the Company's offices between June 3, 2004 and July 3, 2004.

Other Business — The Board of Directors is not aware of any other matters to be presented at the Special Meeting other than those mentioned in the Company's Notice of Special Meeting of Stockholders enclosed herewith. If any other matters are properly brought before the Special Meeting, however, it is intended that the persons named in the proxy will vote as the Board of Directors directs.

Additional information — The Company will furnish without charge a copy of the Fourth Amended and Restated Kensey Nash Corporation Employee Incentive Compensation Plan, as filed with the SEC, upon the written request of any person who is a stockholder as of the Record Date. Requests for such materials should be directed to Kensey Nash Corporation--Investor Relations, 55 East Uwchlan Avenue, Exton, Pennsylvania 19341, Attention: Secretary.

By order of the Board of Directors,



Joseph W. Kaufmann
President and Secretary

Exton, Pennsylvania
May 12, 2004